                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K/A
                                (Amendment No. 1)


                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2003

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                           Commission File Number: <>

                        COMMUNITY SHORES BANK 401(K) PLAN

                        COMMUNITY SHORES BANK CORPORATION
                              1030 W. NORTON AVENUE
                            MUSKEGON, MICHIGAN 49441
                                 (231) 780-1800



                                Explanatory Note

The Form 11-K/A amends and restates the Annual Report on Form 11-K filed June 25, 2004, to revise the independent auditors' report to only make reference to their audits having been conducted in accordance with standards of the Public Company Oversight Board (United States). There were no other changes to the previously filed financial statements of Community Shores Bank 401(K) Plan as of and for the years ended December 31, 2003 and 2002.

                             COMMUNITY SHORES BANK
                                  401(K) PLAN

                               TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                                                            PAGE
                                                                            ----

REPORT OF REHMANN ROBSON, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM      1


FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

   Statements of Net Assets Available for Benefits                           2

   Statements of Changes in Net Assets Available for Benefits                3

   Notes to Financial Statements                                            4-8


SUPPLEMENTARY INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2003

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)           9-10

                           REPORT OF REHMANN ROBSON,
                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Community Shores Bank 401(k) Plan
Muskegon, Michigan

We have audited the accompanying statement of net assets available for benefits of COMMUNITY SHORES BANK 401(K) PLAN as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended and the December 31, 2003 supplemental schedule of assets (held at year end), as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of COMMUNITY SHORES BANK 401(K) PLAN as of December 31, 2002, and for the year ended, were audited by other auditors whose report dated June 6, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the COMMUNITY SHORES BANK 401(K) PLAN as of December 31, 2003 and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                     /s/ Rehmann Robson
                                     ------------------
                                         REHMANN ROBSON

Saginaw, Michigan
June 8, 2004

                              COMMUNITY SHORES BANK
                                   401(K) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

--------------------------------------------------------------------------------


                                                                      DECEMBER 31
                                                              -------------------------
                                                                 2003           2002
                                                              ----------     ----------
INVESTMENTS, AT FAIR VALUE
  Pooled separate accounts                                    $  791,500     $  444,592
  Plan sponsor common stock                                      313,560        151,288
                                                              ----------     ----------

TOTAL INVESTMENTS                                              1,105,060        595,880
                                                              ----------     ----------

RECEIVABLES
  Participants'                                                    6,239          5,291
  Employer's                                                       3,594         10,653
                                                              ----------     ----------

TOTAL RECEIVABLES                                                  9,833         15,944
                                                              ----------     ----------

CASH                                                               2,929            659
                                                              ----------     ----------

TOTAL ASSETS (EQUAL TO NET ASSETS AVAILABLE FOR BENEFITS)     $1,117,822     $  612,483
                                                              ==========     ==========



The accompanying notes are an integral part of these financial statements.

                              COMMUNITY SHORES BANK
                                   401(K) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

--------------------------------------------------------------------------------

                                                                      DECEMBER 31
                                                               -------------------------
                                                                  2003           2002
                                                               ----------     ----------
ADDITIONS TO NET ASSETS
 INVESTMENT INCOME ATTRIBUTED TO
  Net appreciation in fair value of investments in
    Pooled separate accounts                                   $  135,344     $       --
    Plan sponsor common stock                                      88,963          9,971
  Interest and dividends                                                3             15
                                                               ----------     ----------

 TOTAL INVESTMENT INCOME                                          224,310          9,986
                                                               ----------     ----------

CONTRIBUTIONS
  Participants'                                                   162,877        135,056
  Employer's                                                       87,437         84,123
  Rollovers                                                        34,917         24,538
                                                               ----------     ----------

 TOTAL CONTRIBUTIONS                                              285,231        243,717
                                                               ----------     ----------

TOTAL ADDITIONS                                                   509,541        253,703
                                                               ----------     ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
  Benefits paid to participants                                     3,721          1,405
  Net depreciation in fair value of pooled separate accounts           --         86,308
  Administrative expenses                                             481            579
                                                               ----------     ----------

TOTAL DEDUCTIONS                                                    4,202         88,292
                                                               ----------     ----------

NET INCREASE                                                      505,339        165,411

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  Beginning of year                                               612,483        447,072
                                                               ----------     ----------

  END OF YEAR                                                  $1,117,822     $  612,483
                                                               ==========     ==========


The accompanying notes are an integral part of these financial statements.

                             COMMUNITY SHORES BANK
                                  401(K) PLAN

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following description of the COMMUNITY SHORES BANK (the "Bank") 401(k) PLAN (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     DESCRIPTION OF THE PLAN

          GENERAL

          The Plan is a defined contribution plan covering all employees of the Bank who have six months of service and are 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          CONTRIBUTIONS

          Elective deferrals by participants are based on a percentage of their compensation or a fixed amount of their annual compensation, subject to limits in the Internal Revenue Code. The Bank may, at the discretion of its Board of Directors, make a matching contribution to the Plan on behalf of each participant. The 2003 and 2002 matching amount contributed to each participant was 75% of the first 6% of the employee's deferred compensation, up to a maximum matching contribution of 4.50%. Participants direct the investment of contributions into various investment options offered by the Plan. In addition to Community Shores Bank Corporation common stock, the Plan currently offers thirty one pooled separate accounts through Manulife Financial as investment options. Contributions are subject to certain limitations.

          PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution and allocations of (a) the Bank's contribution and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

          VESTING

          Participants are immediately vested in their contributions, the Bank's contributions, and earnings thereon.

                          COMMUNITY SHORES BANK
                                  401(K) PLAN

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

          PARTICIPANT LOANS

          Loans are not permitted under the Plan.

          PAYMENT OF BENEFITS

          On termination of service due to death, disability or retirement, a participant or his or her beneficiary receives a lump sum amount equal to the value of the participant's account.

          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          USE OF ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

          INVESTMENT VALUATION AND INCOME RECOGNITION

          The Plan's investments are stated at fair value. The participant directed investments in pooled separate accounts are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by ManuLife Financial, the insurance company sponsoring the funds, based upon the net asset values of the underlying securities held by the funds. Investment in the Plan sponsor's common stock is valued at fair value, based on quoted market prices.

          Unrealized appreciation or depreciation in the aggregate fair value of investments represents the change in the difference between aggregate fair value and the cost of investments, including reinvestment of earnings. The realized gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold.

          Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                          COMMUNITY SHORES BANK
                                  401(K) PLAN

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


          ADMINISTRATIVE EXPENSES

          Administrative expenses of the Plan are paid by the plan sponsor, except for custodial service fees which are paid by the Plan.

          RISKS AND UNCERTAINTIES

          The Plan provides for various investment options in common stock of the Plan sponsor and in pooled separate accounts with underlying assets consisting of any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

          PAYMENT OF BENEFITS

          Benefits are recorded when paid.


2.   INVESTMENTS

     Investments representing 5% or more of the Plan's net assets available for benefits are as follows at December 31:

                                                     2003         2002
                                                   --------     --------
Pooled separate accounts:
   MFC Fidelity Advisor Dividend Growth Fund       $ 84,214     $ 45,252
   MFC T. Rowe Price Science & Technology Fund      103,261       60,132
   500 Index Fund                                    79,710       47,395
   Manulife Lifestyle Balance Fund                  118,704       65,111
   Manulife Lifestyle Growth Fund                   117,134       69,682
   MFC Pimco Total Return Fund                       72,596           --
   MFC Dreyfus Premier Core Bond Fund                    --       38,537
   MFC T. Rowe Price Blue Chip Growth Fund               --       30,537
Plan sponsor common stock:
   Community Shores Bank Corporation                313,560      151,288


                             COMMUNITY SHORES BANK
                                  401(K) PLAN

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

3.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are common stock of the Plan sponsor and units of pooled separate accounts managed by ManuLife Financial. ManuLife Financial is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the custodial services amounted to $481 and $579 for the years ended December 31, 2003 and 2002, respectively.


4.   INCOME TAX STATUS

     The Plan obtained its latest determination letter on November 27, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been restated since receiving the determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designated and being operated in compliance with the applicable requirements of the Internal Revenue Code.


5.   PLAN TERMINATION

     Although it has not expressed an intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500 at December 31:

                                                                  2003             2002
                                                               -----------      -----------
Net assets available for benefits per financial statements     $ 1,117,822      $   612,483
Participant and employer contributions receivable                   (9,833)         (15,944)
                                                               -----------      -----------

Net assets available for benefits per Form 5500                $ 1,107,989      $   596,539
                                                               ===========      ===========


                             COMMUNITY SHORES BANK
                                  401(K) PLAN

                         NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     The following is a reconciliation of contributions paid to the Plan from the financial statements to the Form 5500 at December 31:


                                                              2003           2002
                                                           ---------      ---------
Contributions per financial statements                     $ 285,231      $ 243,717
Plus participant and employer contributions receivable
  as of the beginning of the year                             15,944          7,656
Less participant and employer contributions receivable
  as of the end of the plan year                              (9,833)       (15,944)
                                                           ---------      ---------

CONTRIBUTIONS PER FORM 5500                                $ 291,342      $ 235,429
                                                           =========      =========


     The employer and participant contributions as reported on the December 31, 2003 financial statements are less than and greater than the amounts recorded in the Form 5500 by $7,059 and $948, respectively.

     The employer and participant contributions as reported on the December 31, 2002 financial statements, are less than the amounts recorded in the Form 5500 by $7,922 and $366, respectively.




                                    * * * * *

                              COMMUNITY SHORES BANK
                                   401(K) PLAN

         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2003

                                    PLAN #001
                                 EIN 38-3438092

--------------------------------------------------------------------------------


                                                                                (c) DESCRIPTION OF
                               (b) IDENTITY OF                                 INVESTMENT INCLUDING
                               ISSUE, BORROWER,                               MATURITY DATE, RATE OF             (e)
                                  LESSOR, OR                                   INTEREST, COLLATERAL,           CURRENT
 (a)                            SIMILAR PARTY                                  PAR OR MATURITY VALUE            VALUE
------- ---------------------------------------------------------------    ------------------------------      --------

        POOLED SEPARATE ACCOUNTS
  *      Manulife Money Market Fund                                                      23 shares             $ 2,264
  *      MFC Short-term Federal Fund                                                      5 shares                  73
  *      MFC Pimco Total Return Fund                                                  5,115 shares              72,596
  *      MFC Fidelity Advisor Dividend Growth Fund                                    1,786 shares              84,214
  *      MFC T. Rowe Price Small Cap Value Fund                                          18 shares                 545
  *      MFC T. Rowe Price Blue Chip Growth Fund                                      1,312 shares              49,150
  *      MFC Janus Advisor Worldwide Fund                                                16 shares                 425
  *      MFC Scudder International Select Equity Fund                                 1,008 shares              16,873
  *      MFC Franklin Small-Mid Growth Fund                                             103 shares               3,183
  *      MFC T. Rowe Price Science & Technology Fund                                  3,139 shares             103,261
  *      MFC T. Rowe Price Spectrum Inc.                                                124 shares               2,684
  *      500 Index Fund                                                                 139 shares              79,710
  *      Total Stock Market Index Fund                                                1,930 shares              19,751
  *      Manulife Lifestyle Conservative Fund                                            72 shares               9,941
  *      Manulife Lifestyle Moderate Fund                                               234 shares              28,702
  *      Manulife Lifestyle Balance Fund                                                782 shares             118,704
  *      Manulife Lifestyle Growth Fund                                                 538 shares             117,134
  *      Manulife Lifestyle Aggressive Fund                                             119 shares              27,177
  *      MFC American Funds H M Balanced                                              1,034 shares              18,099
  *      MFC Davis New York Venture                                                      21 shares                 467
  *      MFC Lord Abbett AH Value                                                       576 shares              14,051
  *      MFC Lord Abbett Mid Cap Value                                                   20 shares                 400



                                                                     (Continued)


                              COMMUNITY SHORES BANK
                                   401(K) PLAN

         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2003

                                    PLAN #001
                                 EIN 38-3438092

--------------------------------------------------------------------------------

                                                                                 (c) DESCRIPTION OF
                                (b) IDENTITY OF                                 INVESTMENT INCLUDING
                                ISSUE, BORROWER,                               MATURITY DATE, RATE OF            (e)
                                   LESSOR, OR                                   INTEREST, COLLATERAL,          CURRENT
 (a)                             SIMILAR PARTY                                  PAR OR MATURITY VALUE           VALUE
-------  ---------------------------------------------------------------   --------------------------------   ----------

  *       MFC Scudder RREEF Real Estate                                                    45 shares          $    2,937
  *       MFC MFS Strategic Value                                                          39 shares                 294
  *       MFC MFS Strategic Growth                                                        251 shares               4,475
  *       MFC American Century Small Co                                                   374 shares               3,135
  *       Small Cap Index Fund                                                             29 shares                 399
  *       Pimco Real Return                                                                  1 share                   4
  *       MFC American Funds Inv Co Am                                                       1 share                   5
  *       MFC MFS Utilities                                                               531 shares               4,812
  *       3 Yr Comp                                                                     6,035 shares               6,035
                                                                                                              ----------

         TOTAL POOLED SEPARATE ACCOUNTS                                                                          791,500
                                                                                                              ----------

         COMMON STOCK
  *       Community Shores Bank Corporation common stock                               26,130 shares             313,560
                                                                                                              ----------

         TOTAL INVESTMENTS                                                                                    $1,105,060
                                                                                                              ==========





(a) An asterisk in this column identifies a person known to be a party-in-interest.

Exhibits:



EXHIBIT NO.                            EXHIBIT DESCRIPTION
----------                             -------------------


    23            Independent Auditors' Consent.

   32.1 Certification of chief executive officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   32.2 Certification of chief financial officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                          COMMUNITY SHORES
                                                          BANK 401(K) PLAN

Date:  June 25, 2004                             /s/ Tracey A. Welsh
                                                 ------------------------------
                                                              Trustee

                                  EXHIBIT INDEX



EXHIBIT NO.         EXHIBIT DESCRIPTION
-----------         -------------------

23                  Independent Auditors' Consent.

32.1 Certification of chief executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of chief financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.